Direct Line: 212.859.8136 Fax: 212.859.4000 jeffrey.bagner@ffhsj.com

July 28, 2009

Mr. Jeffrey P. Reidler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4720
Washington, DC 20549

Re:	Community Health Systems, Inc.

Dear Mr. Reidler:

   This letter sets forth the response of Community Health Systems, Inc. (the “Company”) to the comment letter, dated July 21, 2009, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Definitive Proxy Statement on Schedule 14A (the “2009 Proxy Statement”), that was filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2009.

   To facilitate your review, the Staff’s comment is set forth below and is followed by the Company’s response.

   2009 Schedule 14A

   Compensation Discussion and Analysis

   Cash Incentive Compensation, page 41

1.
 Please expand your disclosure in this section further to quantify the divisional goals that were set for each named executive officer, as you quantified the company-wide goals for each officer.  For example, please quantify the Division Hospital EBITDA, EBITDA Margin improvement and Division Hospital Revenue goals used in determining the cash incentive compensation of Mr. Hussey, Mr. Miller and Mr. Portacci.

 As noted in the Staff’s comment letter, the Company has quantified the company-wide components of its targeted cash incentive awards for 2008, as set forth on page 42 of the 2009 Proxy Statement.  However, as described in our supporting analysis below, the Company believes that quantitative disclosure of the specific divisional goals that were established for each named executive officer is not required, for the following reasons:

1.
The Company believes that the specific divisional performance targets are not material to an understanding of the Company’s 2004 Employee Performance Incentive Plan (the “Cash Incentive Plan”) or the total compensation paid to the named executive officers because (i) sufficient information is already contained in the 2009 Proxy Statement regarding the amount and components of the targeted cash incentive compensation for the named executive officers and, (ii) with respect to the division presidents, even assuming that a target award of 100% was attained by each of the division presidents, their division specific targets would only represent 32.5% of the total cash compensation paid to each of them in 2008 and less than 10% of such officer’s total compensation.

2.
The Company does not publicly disclose the specific divisional performance targets since it believes that doing so may result in confusion to investors because it will not be apparent to investors how that information relates to the Company’s consolidated financial statements.

3.
Assuming that information regarding specific quantitative performance goals for each division is material, the Company believes that disclosure of such information would potentially result in competitive harm to the Company and its stockholders.

In future proxy statement filings, the Company has advised us that it will include an explanation for not quantifying the divisional goals that were set for each of the named executive officers, which explanation will be similar to the disclosure currently being made by other companies.  In addition, as we noted in our response letter of June 12, 2009, in future filings, the Company will modify its disclosure with respect to each component of the non-equity incentive plan compensation in order to provide information comparing the targeted award and the attained award, expressed as a percentage of base salary, for each named executive officer.

A.    Materiality of Disclosure

Item 402(b) and Instruction 1 state that the purpose of the Compensation Discussion and Analysis is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.”  Accordingly, quantitative disclosure regarding divisional performance targets is required to be included in the Compensation Discussion and Analysis only if such information is material and necessary to an understanding of the Company’s compensation policies and decisions for its named executive officers.

The standard for assessing materiality in the context of the securities laws is well established.  As stated by the Supreme Court in TSC Industries v. Northway and elsewhere, “[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in” making voting and other decisions regarding the stock.1  For the reasons described below, the Company believes that (i) it is highly unlikely that a “reasonable” shareholder would find disclosure of information regarding specific divisional performance targets to be “important” in making any voting decision, and (ii) adding specific divisional performance targets to the disclosure already contained in the 2009 Proxy Statement would not aid investors in any meaningful way.

1	426 U.S. 438, at 449 (1976).

With respect to cash incentive compensation, narrative information regarding the structure of the Cash Incentive Plan, including an analysis of the amount and company-wide components of the targeted cash incentive compensation, is material and necessary because the Cash Incentive Plan is an important component of the Company’s compensation program for the named executive officers.  However, the Company does not believe that information regarding specific divisional performance targets under the Cash Incentive Plan is material or necessary because such disclosure would not give investors any significant insight into the Company’s short-term performance-based compensation program or the operation of the Cash Incentive Plan.

In particular, the Company has not disclosed specific divisional performance targets because it believes that the compensation that was paid to Mr. Hussey, Mr. Miller and Mr. Portacci (the “Division Presidents”) under the Cash Incentive Plan is not material in relation to the total compensation paid to each of them in 2008.  For example, if we assume that a target award of 100% was attained by each of the Division Presidents, their division specific targets would only represent 32.5% of the total cash compensation paid to each of them in 2008, and less than 10% of such officer’s total compensation.  The Company believes that its disclosure of the material elements of the Cash Incentive Plan, which includes specific company-wide performance targets, is sufficiently detailed to provide investors with an understanding of the Company’s compensation policies and decisions regarding the named executive officers.  In contrast, the Company does not believe that information regarding the specific numeric performance targets used as divisional performance measures would significantly aid an investor’s understanding and, therefore, is not “necessary to an understanding of the Company’s compensation policies and decisions regarding” its named executive officers.

In addition, in assessing the materiality of disclosure regarding quantitative performance goals, the Company notes that the 2009 Proxy Statement already contains a significant amount of information regarding the Cash Incentive Plan.  Specifically, the 2009 Proxy Statement discloses the following information regarding the Cash Incentive Plan:

s	why and how the compensation committee structured the current Cash Incentive Plan;
s	the specific company-wide performance components used in determining whether and to what extent payments would be made;
s	the amounts of cash incentive compensation actually paid for 2008 performance, as a percentage of base salary;
s the percentage achievement of the company-wide performance components; and
s the compensation committee’s assessment of the level of difficulty inherent in attaining those goals.

In view of all of the disclosures already contained in the 2009 Proxy Statement regarding the Cash Incentive Plan, the Company believes that the disclosure of specific numeric performance targets used as divisional performance measures would not add significantly to an “understanding of the Company’s compensation policies and decisions,” and is not otherwise material.

B.        Confusion to Investors

The Company operates in three distinct operating segments, represented by the hospital operations, the home care agencies operations, and the hospital management services business.   Statement of Financial Accounting Standards, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS, No. 131”) requires (1) that financial information be disclosed for operating segments that meet a 10% quantitative threshold of the consolidated totals of net revenue, profit or loss, or total assets; and (2) that the individual reportable segments disclosed contribute at least 75% of total consolidated net revenue.  Based on these measures, only the hospital operations segment meets the criteria as a separate reportable segment.  Financial information for the home care agencies and management services segments do not meet the quantitative thresholds defined in SFAS No. 131 and are therefore combined into the corporate and all other reportable segment.  Specifically, the financial information for each specific division is not disclosed or reflected in the Company’s historical financial statements, and is not otherwise publicly available.

  Divisional performance targets, although not publicly disclosed, are established annually and represent each division’s respective portion of the corporate performance targets.  As disclosed on page 41 of the 2009 Proxy Statement, for each named executive officer, the individual’s target plan includes two or more budgeted goals, and for each goal, different award amounts may be earned depending on the level at which that goal is attained, (i.e., an underachievement and overachievement opportunity).  In general, these targets correspond to the internal financial plan adopted by the Company each fiscal year, with the purpose of motivating its employees to work toward common financial goals.  With the exception of the corporate-wide performance goals, the annual performance targets established each year for the Division Presidents are based principally on divisional financial measures within the control of the Divisional Presidents.  The annual corporate-wide performance goals – “Company EBITDA, “Continuing Operations EPS” and “Net Revenues” – are disclosed on page 42 of the 2009 Proxy Statement.  In contrast, the Company has never publicly disclosed either its forecasted divisional goals, or the historical operating results of any of its divisions.

  In addition to the other reasons set forth in this letter, the Company does not publicly disclose the divisional performance targets because it believes doing so may result in confusion to investors.  The Company does not believe it would be apparent to an investor how divisional performance correlates to the Company consolidated financial statements.  Although the divisional performance targets represent each division’s respective portion of the corporate performance targets, it excludes certain material components of the corporate performance targets such as corporate overhead and related costs.  The corporate overhead and related costs are included in the annual bonus computations for the named executive officers that are entirely or partially based on the achievement of the corporate performance targets (which is based on the Company’s consolidated financial statements).  However, since these costs are excluded from the divisional performance targets, the divisional performance projections and results typically aggregate to substantially more than the Company’s consolidated projections and results.  Since the Company does not believe investors can derive meaningful insight into its consolidated operating results from the disclosure of the divisional performance targets, it is the Company’s view that disclosure of the divisional performance targets is not critical to an investor’s understanding of its compensation policies and decisions.

  Further, the Company has advised us that, besides the Division Presidents, there are currently two other executive officers who act as divisional presidents.  Accordingly, the disclosure of quantitative performance goals for only three of the five division presidents will not provide investors with a complete picture of how the total incentive compensation that is payable to the Company’s divisional presidents is allocated among the five individuals.  In addition, the hospitals and other operations for which each divisional president is responsible and the incentive compensation payable to him/her may vary from one year to the next and, therefore, any divisional president has the potential to be one of the named executive officers in any given year.  For that reason, the Company is of the view that providing divisional performance targets for the three Division Presidents in any year would not provide meaningful comparative information from year to year and may result in confusion to investors, particularly if investors do not have complete information about how the Company allocated responsibilities among its divisional presidents.

   The Company believes that the disclosure provided in its 2009 Proxy Statement with respect to its corporate performance targets, and from which the divisional performance targets are derived, is sufficient to provide to investors a meaningful understanding of the Company’s performance objectives with respect to the Cash Incentive Plan.

C.        Competitive Harm to the Company

   Even if we assume, for purposes of argument, that information regarding specific quantitative performance goals for each division is material, this information is not required to be disclosed if disclosure would result in competitive harm to the Company.  This section explains why the Company believes this standard is met with respect to disclosure of specific divisional goals under the Cash Incentive Plan.

   Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels related to incentive compensation if they involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the registrant.  Instruction 4 states that the standard to use when determining whether disclosure would cause competitive harm is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act2 and Rule 80(b)(4) thereunder.3  Exemption 4 protects “trade secrets and commercial or financial information obtained from a person and privileged or confidential” from the public disclosure.  For Exemption 4 to apply, the following tests must be satisfied: (i) the information for which an exemption is sought must be a trade secret, or such information must be commercial or financial in character, (ii) such information must be obtained from a person, which includes a corporation, and (iii) such information must be privileged or confidential.4

2	5 U.S.C. 552(b)(4).

3	17 CFR 200.80(b)(4).

4	Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

With respect to prong (i) of the test, the United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them.5  Examples of items generally regarded as commercial or financial information include: pricing and margin information, business sales statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition.  See also Landfair v. United States Dep’t of the Army.6  Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n,7 the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”

5	Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983).

6	645 F. Supp. 325, 327 (D.C. Cir. 1986).

7	644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987).

The performance targets for each division are established based on the confidential internal operating plans for each division.  The target level of a divisional performance goal under the Cash Incentive Plan represents senior management’s projections of a strong, yet achievable, growth plan for that division based on historical performance, planned investment, economic factors and industry trends, and therefore the Company has a commercial interest in such information.  Accordingly, information such as “Division Hospital EBITDA,” “EBITDA Margin improvement” and “Division Hospital Revenue,” which the Staff has requested the Company to disclose, constitutes “commercial or financial information” and is therefore protected from disclosure.

With respect to prong (ii) of the test, the Company is a corporation, and thus the information is being obtained from a “person.”

With respect to prong (iii) of the test, where confidential information is compelled to be disclosed, as is the case here, courts have stated that if disclosure would result in substantial competitive harm, then the information constitutes “confidential information” under Exemption 4.  See, for example, McDonnell Douglas,8 (“If commercial or financial information is likely to cause substantial competitive harm to the person who supplied it, that is the end of the matter, for the disclosure would violate the Trade Secrets Act.”); Public Citizen Health Research Group,9 (“evidence revealing ‘[a]ctual competition and the likelihood of substantial competitive injury’ is sufficient to bring commercial information within the realm of confidentiality”) (citation omitted); Judicial Watch,10 (“Information is ‘confidential’ for purposes of FOIA Exemption 4 if its release would cause ‘substantial harm’ to the competitive position of [the submitters].”) (citation omitted).  The District of Columbia Circuit further noted that that in order to show competitive injury sufficient to justify withholding of information under Exemption 4:

8	180 F.3d at 306.

9	704 F.2d at 1291.

10	108 F. Supp. 2d at 29; MCI Worldcom, Inc. v. General Servs. Admin., 163 F. Supp. 2d 28, 35 (D.D.C. 2001).

“No actual adverse effect on competition need be shown, nor could it be, for the requested documents have not been released. The court need only exercise its judgment in view of the nature of the material sought and the competitive circumstances in which the concessioners do business, relying at least in part on relevant and credible opinion testimony.”

 For the reasons discussed below, the Company believes that disclosure of its divisional performance targets would cause it significant competitive harm.

 Disclosure of divisional financial information and projections, even on a historical basis, would provide the Company’s competitors with valuable insight into how the Company generally models its future divisional operating income at the beginning of each fiscal year.  Although the historical divisional operating income targets are no longer directly relevant to the Company’s current financial expectations, competitors could use the Company’s prior divisional operating income targets, combined with other publicly available information such as past operating income and business results, to predict with greater accuracy how the Company likely modeled its current divisional operating income goals and expectations at the beginning of the current year.  Armed with this information, the Company’s competitors could focus their own resources, financial plans and strategies in order to compete more effectively with the Company.  Specifically, disclosure of divisional quantitative performance goals could enable competitors to understand the Company’s strategic plans relating to revenue and operating income and, thus, spending in a particular market, and the relative importance that the Company puts on any particular region or market.  Further, such information could enable competitors, through trending analysis over a period of years, to understand the extent to which and the manner in which the Company calibrated those plans based on general market or competitive conditions, whether actual or anticipated.  The Company would also be at a competitive disadvantage relative to its competitors because third parties, such as managed care companies, could use such information to negotiate for better terms from the Company.  In addition, if the Company were required to disclose forward looking performance targets for each division, its competitors would know precisely how the Company’s financial performance for the current year affects the overall compensation of our divisional presidents.  They would then be in a position to unfairly compete with the Company in connection with the recruiting and retention of its executives and key managers.

In view of the foregoing, the Company does not believe that disclosure of specific divisional performance goals is required because it would result in competitive harm to the Company and its stockholders.

The Company has advised us that it acknowledges that:

s	the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 Proxy Statement;
s	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Proxy Statement; and
s	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see attached as Exhibit A the Company’s acknowledgment as to the foregoing.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136.

Sincerely,

/s/ Jeffrey Bagner
Jeffrey Bagner

cc:           Mike Rosenthall (Securities and Exchange Commission)
Rachel A. Seifert (Community Health Systems, Inc.)

Exhibit A

July 28, 2009

[Community Health Systems, Inc. Letterhead]

    In response to the comment letter, dated July 21, 2009, of the staff of the Division of Corporation Finance, the Company hereby acknowledges that:

•	the Company is responsible for adequacy and accuracy of the disclosure in the 2009 Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Wayne T. Smith
Wayne T. Smith
Chairman of the Board, President and Chief Executive Officer

/s/ W. Larry Cash
W. Larry Cash
Executive Vice President, Chief Financial Officer and Director

/s/ T. Mark Buford
T. Mark Buford
Vice President and Corporate Controller